July 13, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Craig D. Wilson, Senior Assistant Chief Accountant
Laura Veator, Staff Accountant

Re:	Facebook, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014 Filed January 29, 2015
File No. 001-35551

Ladies and Gentlemen:

We are submitting this letter on behalf of Facebook, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on June 30, 2015 that relate to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-35551) filed with the Commission on January 29, 2015 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends In Our User Metrics

Mobile DAU’s, page 34

1.	We note your proposed revised disclosure in response to prior comment 2. To further distinguish between mobile DAU and mobile-only DAU, please expand the first paragraph of your proposed disclosure to clarify, if true, that a mobile DAU may have also accessed your services via a personal computer on that day.

Securities and Exchange Commission

July 13, 2015

Response: The Company advises the Staff that it will revise its disclosure in future filings to include further clarification that a mobile DAU may have also accessed Facebook from a personal computer on that day.

Results of Operations

Revenue, page 43

2.	We note your response to prior comment 3 that advertisers do not select a particular placement for an ad on Facebook, rather you deliver ad placements across your network using market-driven auction technology. However, to the degree that your ad placements result in differing revenues, costs and margins, as appears to be the case with News Feed ad revenues, any material operating result trends by types of ads or platforms would appear to be useful information to investors. In addition, you disclose a separate metric for mobile DAUs and consider this a key metric. However, you do not disclose how revenue per user generated from your mobile platform differs from revenue per user generated from all other platforms, and the factors that contribute to any differences. Given your disclosure that you anticipate that growth in mobile users will continue to be the driver of your user growth for the foreseeable future, tell us what consideration you gave to disclosing how this trend is reasonably likely to impact your overall revenue growth.

Response: The Company advises the Staff that it does not track or manage costs or margins by ad placements. The Company assesses its advertising revenue results based on overall trends, and monitors and optimizes the performance and delivery of all ads regardless of ad placement. Therefore, the Company continues to believe that it has conveyed all material trends in its disclosure by emphasizing the shift in usage towards mobile devices, which has caused an increase in revenue from ads in News Feed, particularly mobile News Feed which is now the source of the majority of the Company’s ad placements and ad revenue.

The Company views DAUs and mobile DAUs as key metrics to measure user engagement. However, average revenue per user (“ARPU”), as disclosed and measured by the Company, is calculated using MAUs. The Company advises the Staff, however, that it discloses mobile MAUs as well as mobile advertising revenue as a percentage of total advertising revenue for each reporting period. Therefore, the Company believes that it has provided investors with the information necessary to calculate mobile ARPU, if desired. To date, the Company believes that the factors that have contributed to any differences in mobile ARPU between periods have been due to the material revenue and user growth trends that the Company has already disclosed. In addition, mobile advertising revenue constitutes a substantial majority of total advertising revenue (approximately 73% for the first quarter of 2015) and the relative contribution of mobile advertising revenue to total advertising revenue has continued to increase over time, such that the differences between mobile ARPU and total ARPU have become increasingly small over time. The Company re-affirms that, in the future, it will consider appropriate disclosure of any material revenue and user growth trends that may affect mobile advertising revenue in a manner different than total advertising revenue.

Securities and Exchange Commission

July 13, 2015

Notes To Consolidated Financial Statements

Note 2. Acquisitions, page 67

3.	We note your response to prior comment 4 that expected revenue from existing users was derived from a combination of subscription and non-subscription services. Please clarify the nature of the non-subscription services that were included. Also, please tell us what guideline public companies, social messaging platforms and app businesses were used in deriving ARPU.

Response: The Company advises the Staff that the guideline public companies (“GPCs”) used were Google, Inc., Twitter, Inc., Blackberry Limited and Apple Inc.; social media platform companies consisting of Tencent Holdings Ltd. (which operates the WeChat app), Naver Corp. (which operates the LINE app), and the Company (which operates the Facebook Messenger app); and app businesses consisting of Zynga Inc. and King Digital Entertainment PLC. Using various analyst reports and public filings of GPCs, the Company assumed projected revenue based on these peer companies’ average revenue per user (“Peer ARPU”) rates. The Peer ARPU rates were derived from a combination of subscription and non-subscription services. The nature of non-subscription services from these market participants included, among others, revenue from commercial partnerships (e.g. business-to-consumer messaging), mobile e-commerce and gaming.

4.	Please clarify and explain the methodology and market participant assumptions used in the valuation of the acquired technology intangible asset.

Response: The Company advises the Staff that, similar to valuing its acquired user base as discussed in the Company’s response to prior comment 4 in its letter to the Staff dated May 4, 2015, the Company considered the guidance in ASC 805-20-30-1, engaged a third-party specialist to assist it in performing the valuation analysis and considered the three valuation approaches recognized under ASC 820 to measure the fair value of the acquired technology intangible asset of approximately $288 million. The Company determined that the relief-from-royalty methodology under the income approach was the most appropriate methodology because market participants would view the acquired technology as an important contributory asset in generating income for WhatsApp. Under the relief-from-royalty method, the value of WhatsApp’s technology reflects the estimated savings realized from owning the technology instead of paying an arm’s length licensing royalty for use of the technology.

The key assumptions used in the valuation of acquired technology intangible assets were: (1) projected revenue from existing technology, (2) technology royalty rate, and (3) discount and tax rates.

Securities and Exchange Commission

July 13, 2015

Projected revenue from existing technology – The Company advises the Staff that similar to the projected revenue from existing users as discussed in the Company’s response to prior comment 4 in its letter dated May 4, 2015, the Company assumed projected revenue based on Peer ARPU rates, which were derived based on a combination of subscription and non-subscription services and based on various analyst reports and public filings of the GPCs and social messaging platforms, models of app businesses as described above in the response to comment 3, industry articles, and Peer ARPU statistics. The total assumed projected revenue for the business, which included revenues from both existing and future users of WhatsApp, was used as a basis for the valuation of the existing technology (as the value of the existing technology should include both components). The Company did not include any potential increases in revenue resulting from synergies of owning a family of apps including WhatsApp’s messenger. The Company determined that such increases should not be attributed to WhatsApp’s existing technology because the Company assumed that a market participant’s other existing apps were not based on WhatsApp’s technology, and would not be in the future as well.

The Company then applied a technology migration rate to estimate the portion related to the existing technology. The technology migration rate was based on the historical release cycle, and assumed a ratable migration over a five-year period as the technology was projected to be updated regularly.

Technology royalty rate – WhatsApp does not license-out its technology in royalty-bearing arrangements. As such, the Company considered prevailing rates for similar technologies in the industry based on independent third-party sources and the Company’s precedent transactions to determine an estimated pre-tax royalty rate for the existing technology. The savings realized from owning the existing technology rather than paying the royalty cost was determined by applying the royalty rate, adjusted for tax effects, to the assumed projected revenue from the existing technology.

Discount and tax rates – The discount rate applied to the estimated savings realized from owning the existing technology reflected the risk of the cash flows in the business (which was also supported by the overall implied internal rate of return in the transaction and took into account the contribution of the existing technology in attracting a large user base rapidly). The Company also applied an estimated tax amortization benefit to the present value of the existing technology to determine the fair value of the existing technology as of the acquisition date.

The sum of the present value of the cash flows and assumed tax amortization benefit attributable to the acquired technology represented the estimated fair value of the acquired technology intangible asset as of the acquisition date.

Securities and Exchange Commission

July 13, 2015

5.	We note your response to prior comment 4 that the Goodwill is attributable, in part, to the expectation that WhatsApp’s future user base will continue to grow at a fast pace given the highly engaging messaging service, and also that WhatsApp complements the Company’s existing portfolio of services by offering a family of mobile apps to develop more mobile experiences beyond just the main Facebook app. Please tell us how you considered whether expected growth in user base from these sources is attributable to acquired technology.

Response: As discussed in the response to comment 4 above, the Company advises the Staff that the total assumed projected revenue of the acquired business was used as a basis for the valuation of the acquired technology. The total assumed projected revenue for the acquired business included revenues from both existing and future users (as the value of the existing technology should include both components). As the Company previously advised the Staff, the total assumed projected revenue of the business was developed using a market participant based framework, consistent with the guidance in ASC 820. Specifically, the assumed projected revenue was based on the ARPU of the market participants and therefore was not based on the Company’s specific projected revenue. The Company believes that the use of the market participant based projection to value the acquired business, which was then used to value the acquired existing technology, reasonably and appropriately represents the fair value of the acquired existing technology from a market participant perspective.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

July 13, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, James D. Evans at (206) 389-4559.

Sincerely,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:

David M. Wehner, Chief Financial Officer

Colin S. Stretch, Vice President, General Counsel, and Secretary

David W. Kling, Deputy General Counsel

Michael L. Johnson, Deputy General Counsel

Facebook, Inc.

James D. Evans

Fenwick & West LLP